SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-4981

February 18, 2011

VIA ELECTRONIC MAIL (and EDGAR TRANSMISSION)

Accounting Group - Interpretations
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549

Re:      Silverleaf Resorts, Inc. (the "Registrant")
Form 10-K for the fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 001-13003

Dear Sir:

We have previously discussed our evaluation of the guidance related to consolidation under US GAAP with the staff in the Division of Corporation Finance related to certain Clubs, as described below. While we continue to believe consolidation is not appropriate under Topic 810, Consolidation, we understand the staff in the Division has been unable to reach a conclusion and has referred the matter to the Office of the Chief Accountant for further consideration. To assist with the review by the Office of Chief Accountant, we have herein restated our analysis and response to the question originally posed by the Division of Corporation Finance in its letter to the Registrant dated July 15, 2010.

As disclosed on Form 8-K, filed February 9, 2011, the Registrant has entered into an agreement and plan of merger, which is still subject to customary closing conditions, including approval by the Registrant's shareholders and other factors. As such, we respectfully request the staff in the Office of the Chief Accountant to expedite its consideration of this issue with a view to resolving it as soon as possible.

Form 10-K for the year ended December 31, 2009

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

1.
We note that you currently have the right to unilaterally appoint the Board of Directors or Governors of the Clubs as described in Item 1A. Risk Factors. In that regard, it appears that you control the Clubs through your voting interests. Please tell us what consideration you gave to consolidating the Clubs based on the Consolidation Topic found in ASC 810.

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

RESPONSE:

ASC 810-10-15-3 describes three groups of Subsections which govern the application of the Consolidation Topic in ASC 810. These groups of Subsections are:

(a)    the VIE Subsections;

(b)    the General Subsections; and

(c)    the Subsections dealing with the Consolidation of Entities Controlled by Contract.

The first step in the consolidation analysis is to examine the provisions of the VIE Subsections. As noted in ASC 810-10-15-17, not-for-profit organizations are exempt from the VIE Subsection. We have analyzed Silverleaf Club, Orlando Breeze Resort Club (“OBRC”), and the local clubs at each of our individual resorts (collectively “the Clubs”) under the guidance in ASC 958-10-20: Not-for-Profit Entities to determine if the scope exception would apply. Under the guidance contained therein, not-for-profit entities are described as entities possessing the following characteristics, in varying degrees, that distinguish it from a business entity:

(a)	Contributions of significant amounts of resources from resource providers who do not expect commensurate or proportionate pecuniary return

(b)	Operating purposes other than to provide goods or services at a profit

(c)	Absence of ownership interest like those of business entities.

Our conclusion is that the Clubs do not possess the characteristic in part (a) of the definition since the owner / members who purchase the time-share units (resource providers) expect the Clubs to use their contributions to maintain the properties, which maintains or increases the value of their time-share units.

However, the Clubs do possess the characteristics of parts (b) and (c) of the definition:

In regard to part (b), the Clubs expend 100% of their membership assessments and amenities usage fees on funding the day-to-day operations and refurbishments of the resorts. The Clubs do not operate to produce a profit.

In regard to part (c), there are no shareholders or other equity interests in the Clubs. The owner / members of the Clubs do not have a majority of the voting rights with respect to the activities of the Clubs, and thus they lack ownership interests like those of business entities.

Since the Clubs possess a majority of these characteristics we believe the Clubs are not-for-profit entities and thus, in accordance with ASC 810-10-15-17, are not subject to the VIE guidance.

We have previously reached agreement with the staff in the Division of Corporation Finance on this point. This was most recently acknowledged by the staff in its letter to the Registrant dated December 16, 2010 in connection with the current review of the 2009 Form 10-K. In that letter, the staff stated “Since the Clubs possess at least the majority of the characteristics in ASC 958-10-20, we believe that the Clubs are not-for-profit entities and thus, in accordance with ASC 810-10-15-17,

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

are not subject to the Variable Interest Entity guidance.”

We share the staff's view that the characteristics in ASC 958-10-20 should be evaluated by determining whether the majority (emphasis added) of those factors indicate an entity is a “not-for-profit." That is, we do not believe all three factors must point in the same direction to conclude on the applicability of the not-for-profit scope exception. Our view is based on the discussion of “nonbusiness organizations” in FASB Concept Statement No. 4,1 which states in part:

6.        The major distinguishing characteristics of nonbusiness organizations include:

a.	Receipts of significant amounts of resources from resource providers who do not expect to receive either repayment or economic benefits proportionate to resources provided

b.	Operating purposes that are other than to provide goods or services at a profit or profit equivalent

c.
Absence of defined ownership interests that can be sold, transferred, or redeemed, or that convey entitlement to a share of a residual distribution of resources in the event of liquidation of the organization….

7.      This Statement focuses on organizations that have predominantly nonbusiness characteristics that heavily influence the operations of the organization. The line between nonbusiness organizations and business enterprises is not always sharp since the incidence and relative importance of those characteristics in any organization are different (emphasis added). This suggests that, for purposes of developing financial reporting objectives, a spectrum of organizations exists ranging from those with clearly dominant nonbusiness characteristics to those with wholly business characteristics. Examples of organizations that clearly fall outside the focus of this Statement include all investor-owned enterprises and other types of organizations, such as mutual insurance companies and other mutual cooperative entities that provide dividends, lower costs, or other economic benefits directly and proportionately to their owners, members, or participants. The objectives of financial reporting set forth in Concepts Statement 1 are appropriate for these types of organizations. Examples of organizations that clearly fall within the focus of this Statement include most human service organizations, churches, foundations, and some other organizations, such as those private nonprofit hospitals and nonprofit schools that receive a significant portion of their financial resources from sources other than the sale of goods and services.  As happens with any distinction, there will be borderline cases. This will be true especially for organizations that possess some of the distinguishing characteristics of nonbusiness organizations but not others (emphasis added).

Having concluded the VIE model is not applicable, the next step in the consolidation analysis is to examine the provisions of the General Subsections. In this regard, ASC 810-10-15-10 subparts (a) through (e) establish how reporting entities that are not in the scope of the VIE Subsections are to apply the consolidation guidance.
____________________
1Statement of Financial Accounting Concept 4: Objectives of Financial Reporting by Nonbusiness Organizations

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

ASC 810-10-15-10 subpart (a) is not applicable to the Registrant because:

a.
the Clubs are not majority owned subsidiaries of the Registrant (in fact the Registrant has no ownership interest of any type in the Clubs). Silverleaf Club is a non-member club with no actual owners. OBRC is a membership club with the timeshare owners being the only members.

b.
the timeshare owners are the pecuniary beneficiaries of the Clubs. The assets of the Clubs are held for the benefit of the timeshare owners, either by virtue of the timeshare owners being part of the Silverleaf Club system or members of OBRC.

ASC 810-10-15-10 subparts (b), (c) and (e) are also not applicable to the Registrant because those sections relate exclusively to limited partnerships, R&D development arrangements, and rabbi trusts, respectively.

However, ASC 810-10-15-10, subpart (d) does apply to the Registrant, because whatever control rights we hold with regard to the Clubs are purely contractual in nature and not the result of any investment or ownership voting right in the Clubs. Subpart (d) provides that the Consolidation of Entities Controlled by Contract Subsections shall be applied to determine whether a “contractual management relationship” such as ours represents a “controlling financial interest” in the Clubs. Because the Registrant has not made an “investment” in the Clubs, as contemplated by ASC 810-10-15-3(b), and because the provisions of ASC 810-10-15-10(d) explicitly require the application of the Consolidation of Entities Controlled by Contract Subsections to determine whether a contractual management relationship represents a controlling financial interest, we have concluded that the provisions of the General Subsections direct the Registrant to apply the guidance in the Consolidation of Entities Controlled by Contract Subsections to determine whether the relationship between the Registrant and the Clubs constitutes a controlling financial interest.

Therefore the next step in the consolidation analysis is to apply the guidance contained in the Subsections dealing with the Consolidation of Entities Controlled by Contract, which is contained in ASC 810-10-15-18 through ASC 810-10-15-22, as well as the further guidance contained in ASC 810-10-25-63 through ASC 810-10-25-79. We analyzed the facts and circumstances outlined in the agreements that underlie the relationship between the Registrant and the Clubs, with specific emphasis on determining whether a controlling financial interest in the Clubs exists that would meet the six requirements contained in ASC 810-10-15-22, all (emphasis added) of which would have to be met in order for the Registrant to be deemed to have a controlling financial interest in the Clubs. Under subheading (c) Financial Interest:

The physician practice management entity must have a significant financial interest in the physician practice that meets both of the following criteria:

1.	Is unilaterally saleable or transferable by the physician practice management entity

2.    Provides the physician practice management entity with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

We have concluded that the second requirement is not met because the Registrant does not have a significant financial interest in the Clubs that meets this criteria for the following reasons:

•
The members of the governing boards of the Clubs have no financial interest in the Clubs, with the exception of the two members of the governing boards who are timeshare owner / members. The duties of the members of the governing boards are fiduciary in nature and are provided strictly for the benefit of the timeshare owner / members. Furthermore, the members of the governing boards are not responsible to generate profit but instead are responsible for the operation and maintenance of the resorts for the benefit of the timeshare owner / members.

•
The Registrant would never receive any liquidation or asset sale proceeds from any of the Clubs at the individual resorts or for that matter from the liquidation or asset sale proceeds of Silverleaf Club. In the event of any sale of Club assets or any Club liquidation or dissolution, all proceeds would be received by the owner / members of the vacation ownership interests or in some cases, by another not-for-profit entity or charity, unaffiliated with the Registrant. In this light, we note paragraph 810-10-15-22(c)(2) indicates a management contract must convey “the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in…” the related entity, which is not the case here.

•
In contrast to the nominee shareholder situations described in paragraphs 810-10-25-74 and 25-75, the consolidation-by-contract model does not establish a presumption of a significant financial interest in this case as we do not have a nominee shareholder that owns a majority of the outstanding voting equity instruments. In order for our financial interest to lead to consolidation it would have to “be economically similar to the right a shareholder normally would possess. For purposes of the second financial interest requirement, that change in fair value is viewed as consisting of both (emphasis added) of the following components: (a) the portion of the change that manifests itself as current operating results, and (b) the remainder, which is the portion of the change that manifests itself only upon sale or liquidation of the physician practice” (paragraph 810-10-25-76). The elements described in (a) and (b) are discussed below.

•
With regard to the Registrant's contractual management relationship with the Clubs, the Registrant has no right to share in the current operating results within the meaning of component (a). Rather, it only has the right to earn a reasonable management fee, which is not economically similar to the rights of a shareholder. Under Texas law, the Registrant's ability to appoint the majority of the members of the governing bodies of the Clubs imposes fiduciary duties on the members of the governing bodies with respect to the timeshare owners. As a result of this fiduciary relationship and the relationship of the members of the governing bodies to the Registrant, the governing bodies of the Clubs would be prohibited from approving more than reasonable compensation for management services actually rendered by Registrant. Therefore, any management agreement that provided more than reasonable compensation would be voidable. The Registrant also has no rights to the remainder from a sale or liquidation described in component (b).

•	Further, paragraph 810-10-25-78 states the “required significant level of financial interest of the physician practice management entity in the physician practice is intentionally not

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

further prescribed. This is meant to convey that what is significant must be determined in the context of the facts and circumstances.” In this light, we note the fee structure under the management agreement is equal to the lesser of (i) a percentage of revenues or (ii) the excess, if any, of the Clubs' revenue less certain specified operating expenditures. Therefore, by design, this structure does not function as an impediment to the Clubs' ability to cover their operating expenditures. Instead, the Registrant is only entitled to a residual amount, if any (operating expenditures may equal or exceed membership dues, i.e., revenues). We believe all of the above facts and circumstances strongly indicate our financial interest is not “significant,” as contemplated in paragraph 810-10-25-78. Furthermore, the management fees we charge are consistent with the market standard for third-party management contracts in the industry, and have historically been approximately 5% or less of the Clubs' gross revenue.

Except for the contractual management fees and direct expenses of operating the resorts (payroll, administrative, and other services) paid to the Registrant, all of the dues income and other income of the Clubs inures exclusively to the benefit of the owner / members of the Clubs at each of our Resorts. Our shareholders have no financial interest in these Club revenues except for the contractual management fees and other direct expenses of operating the resorts. The dues income pays for such operational essentials as building maintenance and refurbishment, housekeeping, landscaping, security, maintenance and operation of swimming pools, golf courses, health clubs, and restaurants, as well as property and liability insurance. Similarly, our shareholders have no financial interest in the gross Club assets (which were $26.4 million at December 31, 2009) or the net Club assets (which were $5.7 million at December 31, 2009). The substance (emphasis added) is that the assets of the Clubs and their annual income from dues and other sources benefit only the member/timeshare owners at each of the resorts and not the Registrant or our shareholders. The assets of the Clubs, including all the furnishings of individual timeshare units, maintain the value of each of our member's investment in their respective timeshare interest. It is our 100,000+ members who have a significant financial interest in the Clubs, not the Registrant…or our shareholders.

In considering the authoritative accounting literature cited herein, we have analyzed all the facts and circumstances related to our particular contractual management relationship and in our judgment consolidation is not appropriate or permitted under the literature. Further, as requested on the Commission's website, we advise the staff that our consolidation analysis has been discussed and agreed to with our external auditors (including their respective national office), as well as our audit committee.

Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours,

Silverleaf Resorts, Inc.

By: /s/ HARRY J. WHITE, JR.
Harry J. White, Jr.
Chief Financial Officer

Office of the Chief Accountant, Accounting Group - Interpretations
February 18, 2011

cc:       Jessica Barberich, Assistant Chief Accountant
Kristi Marrone, Staff Accountant
Mr. Richard Budd, Silverleaf Audit Committee Chair